Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2008

George C. Carp
Principal Financial and Accounting Officer
Main Place Funding, LLC
9 W 57th Street
New York, NY 10019

Re: **Main Place Funding, LLC**
        Form 10-K for the Year Ended December 31, 2007
        File No. 033-82040

Dear Mr. Carp:

        We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            Carlton E. Tartar
                            Accounting Branch Chief